                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

   Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of April, 2003

                         (Commission File No. 001-14499)

                          EMBRATEL PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                            Embratel Holding Company
                 (Translation of registrant's name in English)

 Rua Regente Feijo, n(degree) 166 - 16(degree) andar, Sala 1687B 20.060-060 Rio de Janeiro - RJ, Brazil (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F _X_           Form 40-F ___

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                         Yes ___              No _X_

                                   SIGNATURES

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPACOES S.A.

Date:   April 9, 2003

By     /s/ Daniel Eldon Crawford

Name:   Daniel Eldon Crawford
Title:  President

                           FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management's  current view and  estimates  of  future  economic  circumstances,  industry  conditions, company performance and financial results. The words "anticipates",  "believes",
"estimates",  "expects",  "plans" and similar expressions, as they relate to the
company,  are  intended  to  identify  forward-looking  statements.   Statements
regarding  the  declaration  or  payment of  dividends,  the  implementation  of principal operating and financing  strategies and capital expenditure plans, the direction of future  operations  and the factors or trends  affecting  financial condition,  liquidity or results of operations  are examples of  forward-looking statements.  Such  statements  reflect the current views of  management  and are subject to a number of risks and  uncertainties.  There is no guarantee that the expected events, trends or results will actually occur. The statements are based
on  many  assumptions  and  factors,   including  general  economic  and  market
conditions,  industry  conditions,  and operating  factors.  Any changes in such assumptions  or factors  could cause actual  results to differ  materially  from current expectations.

News Release

                     EMBRATEL'S 2003/2004 FINANCING PROGRAM
           Transaction Features and Other Information Concerning ADRs

Rio de Janeiro, Brazil - April 4, 2003 - Embratel Participacoes S.A. (Embratel
Participacoes or the "Company") (NYSE: EMT; BOVESPA: EBTP3, EBTP4), the Company
that holds 98.8 percent of Empresa Brasileira de Telecomunicacoes S.A.
("Embratel"), today announced transaction features of Embratel's 2003 and first half of 2004 financing program.

On March 17, 2003, Embratel closed its financing program. The purpose of this financing program was to: (1) reduce Embratel's overall debt; (2) eliminate refinancing risk in 2003; and (3) reduce financing requirements in 2004.
Embratel has achieved these three objectives.

The amount of debt negotiated under the financing agreement is US$861 million
(R$3,044 million at December 31, 2002 parity) corresponding to principal maturing in 2003 and the first half of 2004. This transaction has been the largest concluded in Brazil during current tight market conditions. "It demonstrates Embratel's financial strength and commitment to be a leader in the telecommunications market" said Jorge Rodriguez, President of Embratel.

Approximately 25 financial institutions such as US, European, Japanese and
Brazilian banks as well as Export Credit Agencies supported Embratel's credit and initiative. "Embratel's anticipation, transparency and equal treatment of all lenders, were much appreciated by all institutions involved in the transaction" said Norbert Glatt, Chief Financial Officer of Embratel. "The
company's proactive stance stood out in the current environment."

The extended maturities will ensure that Embratel will continue to invest in quality services and networks to serve corporate, government and residential customers. The financing program essentially eliminates Embratel's refinancing risk in 2003 and reduces its financing requirements in 2004. Embratel has also used this financing program to reduce its debt by repaying approximately US$152 million (R$536 million). Embratel has retained the ability to make early payments from excess cash flow or new debt as market conditions improve. The conclusion of this financing program improves Embratel's overall credit standing and puts it in a stronger financial position. Embratel has also maintained the operational flexibility it needs to implement its business plan.

Features of the financing agreement are as follows:

The debt that was included in the financing program was categorized as either bullet or amortizing. Each lender within these two categories of debt was treated equally and offered the following terms and conditions.

Bullet loans -  Principal of US$758 million (R$2,678 million)

To reduce its debt and improve its capital structure, Embratel has refinanced its bullet debt with amortizing loans. The repayment schedule for each bullet loan has been structured as follows: o 20 percent will be repaid by the original maturity date of the applicable bullet loan.

o  30 percent will be repaid through 7 equal quarterly payments starting the first quarter after the original maturity date of the applicable bullet loan.

o  The remaining 50 percent will be a balloon payment due two years after the original maturity date of the applicable bullet loan.

The 20 percent repayment is made to each lender by its original maturity date and is therefore spread over 2003 and 2004. The repayment schedules have been structured to optimize Embratel's cash management and to reduce refinancing risk now and in the future.

Current interest rates will remain effective until the original maturity date of each loan and the spread will be increased to 4 percent for the amounts being extended.

Amortizing loans - Principal of US$103 million (R$365 million)

For the amortizing loans, all repayments due between January 2003 and June 30,
2004 will be extended. The amounts being extended will be repaid equally over the remaining payments due after June 30, 2004. The spread will be increased to
4 percent on the amounts being extended. The spread on the amounts not being extended will remain at the current rate.

Currency Conversion

Creditors have been given the option of converting the original currency of the debt into Reais at the original maturity date. If creditors convert the debt into reais, it will be converted over time and will reduce Embratel's exposure to foreign currency fluctuation.

Embratel's Debt Profile
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
R$ million                                                   31/12/2002    Average Cost*      Maturity (yrs.)
-----------------------------------------------------------------------------------------------------------------
Total Debt                                                     4,892
Debt not subject to 2003-1st half 2004 financing agreement     1,848
.. Hedged debt and debt in reais                                 245        98.5%CDI p.a.            1.4
.. Unhedged debt                                                1,603      US + 8.70 p.a.            7.8
Debt subject to 2003-1st half 2004 financing agreement         3,044
.. Hedged debt and debt in reais                                1,921       98.5%CDI p.a.            1.6
.. Unhedged debt                                                1,123      US + 7.10% p.a.           7.8
-----------------------------------------------------------------------------------------------------------------
* On December 31, 2002

Debt subject to 2003-1st half 2004 financing agreement
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Quarters                                                     Principal    Hedged Portion    Percentage Actually
                                                              Maturity     of Principal         Rolled Over
                                                            per Quarter
-----------------------------------------------------------------------------------------------------------------
1Q03                                                            22%             95%                 82%
2Q03                                                            12%             79%                 84%
3Q03                                                             9%             88%                 84%
4Q03                                                            33%             41%                 82%
1Q04                                                            13%             26%                 83%
2Q04                                                            10%             74%                 85%
Total                                                           100%            63%                 82%
Total in R$ million                                            3,044           1,921               2,508
US$ million equivalent at December 31, 2002 parity              861                                 710
-----------------------------------------------------------------------------------------------------------------

Information Concerning ADRs

Embratel intends to implement a ratio change of its American Depositary Receipts
(ADRs) solely to comply with the minimum share price (US$1.00) requirement for maintaining its ADR listing on the New York Stock Exchange. The Company is currently evaluating the actual ratio and will make an announcement when such a decision is made. The Company expects that the ADR ratio change will take approximately 6 weeks subject to any local securities commission (Comissao de
Valores Mobiliarios (CVM)) approval.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for the corporate market. Service offerings: include advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South
America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

                                       ###

Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the
Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@ embratel.com.br or invest@embratel.com.br